5337 Route 374, Merrill, New York 12955

(518) 425-0320

www.superdirectories.com

February 3, 2012

Jaime G. John

Division of Corporation Finance

United States Securities and Exchange Commission

By: Filing through EDGAR

Re:	Super Directories, Inc.
Form 8-K filed January 24, 2012
File No. 000-51533

 Dear Ms. John:

Thank you for your comments letter of January 27, 2012 regarding our Current Report on Form 8-K. We offer the following in response.

1. We amended the Form 8-K to specify that there were no disagreements or reportable events with GBH CPAs during the two most recent fiscal years and subsequent interim period through the date they were dismissed, as described in Item 304(a)(1)(iv) and (v) of Regulation S-K, as requested.

2. We revised to disclose that there were no consultations with the newly engaged accountant during the two most recent fiscal years and subsequent interim period through the date they were engaged, as requested.

3. We included an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K, as requested.

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As requested, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us at our contact information above with any questions. Thank you again for your time and attention.

Sincerely,

/s/ Luke LaLonde

Luke LaLonde

President

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